November 23, 2009

Mr. Mark A. Cowan

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 5-6

Washington, DC 20549

Re:	Massachusetts Mutual Variable Annuity Separate Account 4
Post-Effective Amendment No.16 to Registration Statement No. 333-112626
on Form N-4

Dear Mr. Cowan:

I am in receipt of the staff’s comments from November 18, 2009 regarding the above-referenced filing submitted pursuant to Rule 485(a) of the Securities Act of 1933 (the “1933 Act”). My responses to the staff’s comments are as follows:

1.	Withdrawals (p. 5)

Please describe that withdrawals may/will impact the value of the Lifetime Income Protector and provide a cross-reference to the complete section.

Response to Comment No. 1: I have added language to the Withdrawals section in the prospectus which indicates that withdrawals may impact the value of the Lifetime Income Protector. I have also provided the cross-reference. Please refer to page 5 of the prospectus.

2.	Fee Table (p. 7)

a. The narrative to the Additional Feature Charges identifies which features charge are based on “current income base,” “current GMIB value,” and “purchase payments.” The first two terms should be added to the Index of Special Terms.

Response to Comment No. 2a: I have added the first two terms to the Index of Special Terms. Please refer to page 3 of the prospectus.

b. Please use parentheticals at the place on the table where the charge is disclosed to describe the base against which the charge is assessed. See Item 3 of form N-4.

Response to Comment No. 2b: I have added disclosure to the fee table to indicate the base against which the charge is assessed. Please refer to page 7 of the prospectus.

3.	Examples (pp. 7-8)

There are two subheadings: “Examples Using Maximum Expenses” and “Examples Using Current Expenses.” However, there are other differences that account for the lower expenses in the second example. Please revise the heading(s).

Response to Comment No. 3: I have added a bullet to the maximum expenses example so that the assumptions for both examples are the same other than the charges. The new bullet indicates that we assumed that the contract owner elected the basic death benefit and did not elect any additional contract features. Therefore, there is no need to change the subheadings. Please refer to page 8 of the prospectus.

4.	Custom Allocation Choice Select, Custom Allocation Choice (p. 23+)

a. Please explain to the staff how this program works (i.e., can the parameters change).

Response to Comment No. 4a: Both the Custom Allocation Choice and Custom Allocation Choice Select programs serve as investment options for contract owners who elect certain living benefits. They allow a contract owner to customize the investment options they wish to invest in as long as they comply with the parameters for each asset class allowed under the programs. The Company has the right to change the parameters for new investors only.

b. Please disclose the parameters and the investment choices for each allocation program.

Response to Comment No. 4b: I have disclosed the parameters and the investment choices for each allocation program. Please refer to Appendix I and Appendix J of the prospectus.

5.	Withdrawals (p. 26)

Please clarify the disclosure that you may reflect a withdrawal as a reduction to the value of the Lifetime Income Protector. If the withdrawal occurs prior to the Income Eligibility Date, you will reduce the income base (p. 62).

Response to Comment No. 5: I have clarified the disclosure on page 26 of the prospectus to indicate the type of withdrawals that will reduce the value of the Lifetime Income Protector benefit. Please refer to the marked language on page 26 of the prospectus.

6.	Lifetime Income Protector (p. 59+)

a. Please include in the discussion under the subheading, “MassMutual Lifetime Income Protector,” clear and prominent (bolded, capitalized or underlined) disclosure of any scenarios in which a contract owner may lose the guarantee or receive reduced benefits under the rider (using plain English principles).

Response to Comment No. 6a: I have added disclosure under the subheading, “MassMutual Lifetime Income Protector,” which discloses the scenarios in which a contract owner may lose the guarantee or receive reduced benefits under the rider. Please refer to page 59 of the prospectus.

b. If one can lose the benefit but the charge will continue (i.e., you cannot cancel (p. 38)), please prominently disclose.

Response to Comment No. 6b: If a contract owner loses the benefit, the charge for that benefit will not continue. There is disclosure under the subheading ““Cost of MassMutual Lifetime Income Protector” on page 65 of the prospectus which indicates that the charge will end on the date the feature is terminated.

c. Please disclose whether the company will notify a contract owner that a withdrawal is in fact an excess withdrawal prior to the company processing the withdrawal.

Response to Comment No. 6c: The Company will not notify a contract owner that a withdrawal is an excess withdrawal prior to processing the withdrawal. I have added language to that effect on page 62 of the prospectus.

7.	Tandy

Response to Comment No. 7: I will submit a Tandy letter when I submit the Rule 485(b) filing once all of the staff’s comments are resolved.

When these comments are resolved, I will incorporate the changed language into a post-effective amendment filing that contains some additional minor changes since the Rule 485(a) filing was submitted, and I will submit a Rule 485(b) filing with the Tandy letter. I will also submit my response to the staff’s comments via EDGAR.

I appreciate your continuing attention to this filing. Please call me at (860) 562-2420 or e-mail me at jrodolakis@massmutual.com if you have any questions regarding this letter or if you need additional information to complete your review of this filing.

Sincerely,

/s/ James M. Rodolakis

James M. Rodolakis

Vice President and

Senior Counsel

Attachment

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

2008 Version	4

Accumulation Phase	4

Accumulation Unit	19

Age	11

Annuitant	10

Annuity Date	31

Annuity Options	32

Annuity Payments	31

Annuity Unit Value	32

Benefit Base	55

Contract Anniversary	34

Free Withdrawals	29

GMIB Value	48

Income Base	61

Income Phase	30

Interest Rate Factor Adjustment	18

Non-Qualified	67

Pre-2008 Version	4

Purchase Payment	11

Qualified	67

Retirement Income Service Center	4

Separate Account	15

Page

Tax Deferral	5

Window Period	18

•	the minimum interest rate credited to the fixed account;

•	premium taxes; and

•	fund transfer rights.

If you would like information regarding state-specific contract provisions, you should contact your registered representative or call our Retirement Income Service Center at the number shown on page 1 of this prospectus.

Additional Features.  For an additional charge or credit and subject to certain terms and restrictions the following features are available for you to elect: MassMutual Lifetime Income Protector; Guaranteed Minimum Accumulation Benefit (GMAB); Additional Death Benefit Features; Nine Year Contingent Deferred Sales Charge Feature; 10%/20% Free Withdrawal Feature; Nursing Home Waiver Benefit; Electronic Document Delivery Credit; Case Size Credit; and Equalizer Benefit. See “Additional Features” for details.

Death Benefits.  The contract offers three death benefit features during the accumulation phase: the Basic Death Benefit; the Annual Ratchet Death Benefit (for an additional charge); and the Contract Value Death Benefit. Once the income phase commences, payments upon death may be available to beneficiaries depending on the annuity option elected. See “Death Benefit,” “Additional Features” and “Income Phase.”

Annuity Options.  We make annuity payments based on the annuity option you elect. When you elect an annuity option you also elect among a number of features, including but not limited to: duration, number of payees, payments to beneficiaries, and whether payments will be variable and/or fixed payments. See “The Income Phase.”

Investment Choices.  The contract is called a variable annuity because you can choose to allocate your purchase payments among various investment choices. Your choices include over forty funds and various fixed accounts. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the funds you select as well as the interest we credit on the fixed accounts. The number of investment choices may be restricted if you elect certain additional features. See “Investment Choices,” “Additional Features,” “Appendix F – Funds” and “Appendix G – Funds.”

Withdrawals.  Subject to certain restrictions, you may periodically make partial withdrawals of your contract value. If you make a full withdrawal of your contract value, all your rights under the contract will be terminated. Income taxes, tax penalties, a contingent deferred sales charge, and any applicable interest rate factor adjustment may apply to any withdrawal you request. See “Withdrawals,” “Expenses – Contingent Deferred Sales Charge,” “Appendix B – Long Term Guarantee Fixed Account Interest Rate Factor Adjustment,” and “Taxes.”

Withdrawals reduce the value of the contract’s death benefit. Withdrawals also reduce the value of any Guaranteed Minimum Accumulation Benefit or Guaranteed Minimum Income Benefit. Withdrawals taken prior to the Guaranteed Lifetime Withdrawal Date or in excess of the Guaranteed Lifetime Withdrawal Amount will reduce the value of any Guaranteed Minimum Withdrawal Benefit. Excess withdrawals will reduce the value of any MassMutual Lifetime Income Protector benefit. We describe the impact of withdrawals under each feature’s section in “Additional Features.”

Transfers.  Subject to certain restrictions, you may periodically transfer contract value among available investment choices. See “Transfers and Transfer Programs.”

Fees.  Your contract value will be subject to certain fees. These charges will be reflected in your contract value and may be reflected in any annuity payments you choose to receive from the contract. See “Expenses” and “Table of Fees and Expenses.”

Taxation.  The Internal Revenue Code of 1986, as amended, has certain rules that apply to the contract. These tax treatments apply to earnings from the contract, withdrawals, death benefits and annuity options. See “Taxes.”

Tax Deferral.  You are generally not taxed on contract earnings until you take money from your contract. This is known as tax deferral. Tax deferral is automatically provided by tax-qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a tax-qualified retirement plan. Investors should consider buying a variable annuity to fund a qualified plan for the annuity’s additional features such as lifetime income payments and death benefit protection.

Right to Cancel Your Contract.  You have a right to examine your contract. If you change your mind about owning your contract, you can generally cancel it within 10 calendar days after receiving it. However, this time period may vary by state. See “Right to Cancel Your Contract.”

Additional Feature Charges

	Current Charge	Maximum Charge

MassMutual Lifetime Income Protector

Available to contracts issued on or after 1/11/2010	0.95% of current income base	1.95% of current income base

Annual Ratchet Death Benefit	0.40% of contract value[4]	0.90% of contract value[4]

Guaranteed Minimum Accumulation Benefit

Available to contracts issued on or after 9/1/06	0.45% of contract value[4]	1.00% of contract value[4]

Available to contracts issued prior to 9/1/06	0.35% of contract value[4]	1.00% of contract value[4]

10%/20% Free Withdrawal Feature	0.25% of contract value[4]	0.35% of contract value[4]

Nursing Home Waiver Benefit	0.05% of contract value[4]	0.10% of contract value[4]

Equalizer Benefit	0.50% of contract value[4]	0.60% of contract value[4]

The features below are not available in contracts we currently issue.

	Current Charge	Maximum Charge

Guaranteed Minimum Income Benefit

MassMutual Guaranteed Income Plus 5 (2008 and Pre-2008 Versions “GMIB 5”)	0.65% of current GMIB value	1.50% of current GMIB value

MassMutual Guaranteed Income Plus 6 (2008 and Pre-2008 Versions “GMIB 6”)	0.80% of current GMIB value	1.50% of current GMIB value

Basic GMIB	0.60% of contract value[4]	1.25% of contract value[4]

Guaranteed Minimum Income Benefit/ MassMutual Lifetime Payment Plus

Single Life	0.60% of current benefit base	1.50% of current benefit base

Joint Life	0.85% of current benefit base	1.50% of current benefit base

[4]

In the first contract year, the charge is a percentage of your purchase payments. On the last day of your first contract year and on the last day of each contract year thereafter, the annual charge is a percentage of your contract value on that date.

Annual Fund Operating Expenses

While you own the contract, if your assets are invested in any of the sub-accounts, you will be subject to the fees and expenses charged by the fund in which that sub-account invests. Below are the minimum and maximum total operating expenses charged by any of the funds, expressed as a percentage of average net assets, for the year ended December 31, 2008. More detail concerning each fund’s fees and expenses that you may pay periodically during the time that you own the contract, is contained in each fund prospectus.

2008 Version:  for contracts applied for on or after 9/8/08, subject to state availability

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.55%	2.15%

Pre-2008 Version:  for contracts applied for prior to 9/8/08 or in states where the 2008 Version is unavailable

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	0.44%	2.15%

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Examples Using Maximum Expenses

Example I assumes that you withdraw all your contract value at the end of each year shown.

Example II assumes you do not withdraw any contract value at the end of each year shown, or that you decide to begin the income phase at the end of each year shown. Currently the income phase is not available until 5 years (13 months for contracts issued in New York) after you purchase your contract.

Both Example I and Example II assume:

•	that your contract is the 2008 Version,
•	that you invest $10,000 in the contract for the time periods indicated,
•	that you allocate it to a sub-account that has a 5% return each year,
•	that you elected the basic death benefit and did not elect any additional contract features,
•	that the maximum fees and expenses in the “Table of Fees and Expenses” apply (including total separate account annual expenses of 1.95%), and
•

that you selected one of two sub-accounts 1) the one that invests in the fund with the maximum total operating expenses, or 2) the one that invests in the fund with the minimum total operating expenses.

Based on the above assumptions, your costs would be as shown in the following table. Your actual costs may be higher or lower.

	Example I				Example II
Years	1	3	5	10	1	3	5	10
Sub-account with maximum total operating expenses
Sub-account with minimum total operating expenses

Withdrawals

Income taxes, tax penalties, a contingent deferred sales charge and certain restrictions may apply to any withdrawal you make.

During the accumulation phase you may make either partial or total withdrawals of your contract value.

We take any partial withdrawal proportionally from your contract value in your selected investment choices. We reserve the right to limit you to one partial withdrawal per contract year.

Where we reflect a reduction as a percentage of contract value withdrawn, the reduction will be greater when the value of your contract investment choices is lower due to market performance or other variables.

Withdrawals reduce the value of the contract’s death benefit. Withdrawals also reduce the value of any Guaranteed Minimum Accumulation Benefit or Guaranteed Minimum Income Benefit. Withdrawals taken prior to the Guaranteed Lifetime Withdrawal Date or in excess of the Guaranteed Lifetime Withdrawal Amount will reduce the value of any Guaranteed Minimum Withdrawal Benefit. Excess withdrawals will reduce the value of any MassMutual Lifetime Income Protector benefit. We describe the impact of withdrawals under each feature’s section in “Additional Features.”

We will pay any full or partial withdrawal to the qualified plan trustee or plan administrator, if you purchased your contract under a tax-qualified retirement plan, a non-qualified deferred compensation plan or a deferred compensation plan for a tax-exempt organization. The only exceptions are for required minimum distribution payments and for withdrawals from Keogh plans.

When making a partial withdrawal, you must withdraw at least $100. We reserve the right to increase this amount to $250. After you make a partial withdrawal, we require that for nonqualified contracts you keep at least $3,000 in your contract. For qualified contracts the amount is also $3,000, unless your partial withdrawal is a minimum required distribution. We reserve the right to change these amounts. If you are participating in a Guaranteed Minimum Withdrawal Benefit, GMIB 5 or GMIB 6, we do not require a minimum contract value following a partial withdrawal.

After you withdraw your full contract value, the contract does not provide a death benefit, a Guaranteed Minimum Accumulation Benefit or the Basic GMIB. However, the Guaranteed Minimum Withdrawal Benefit, GMIB 5 and GMIB 6 features may still provide a benefit if you make a full withdrawal. See “Additional Features – Guaranteed Minimum Withdrawal Benefit,” and “Additional Features – GMIB 5 and GMIB 6.”

When you make a total withdrawal you will receive the value of your contract:

•	less any applicable contingent deferred sales charge;

•	less any applicable interest rate factor adjustment;

•	less any applicable premium tax;

•	less any contract maintenance charge, and

•	less any purchase payments we credited to your contract that have not cleared the bank, until they clear the bank.

Requests in Writing.  To request a withdrawal in writing, submit to our Retirement Income Service Center, our fully completed partial surrender or surrender form. If your withdrawal involves an exchange or transfer of assets to another financial institution, we also require a “letter of acceptance” from the financial institution.

Requests By Telephone.  You may request certain partial and full withdrawals by telephone. Contact our Retirement Income Service Center for details.

Withdrawal Effective Date.  For written requests, your withdrawal is effective on the business day we receive, at our Retirement Income Service Center, our partial surrender or surrender form, fully completed, and, if applicable, a “letter of acceptance.” If we receive this item(s) at our Retirement Income Service Center on a non-business day or after our business day closes, your withdrawal request will be effective on the next business day. For telephone requests during the business day, your withdrawal is effective on the business day we receive your call. For calls received after the close of the business day, your withdrawal will be effective on the next business day.

4.	the date there is no longer a surviving covered person;

5.	the business day we receive at our Retirement Income Service Center your request (submitted on our fully completed form) to terminate the feature; or

6.	the date the contract is terminated.

If the MassMutual Lifetime Payment Plus feature is terminated, it cannot be re-elected.

What Does MassMutual Lifetime Payment Plus Cost?  If you elect MassMutual Lifetime Payment Plus, we will deduct a charge from your contract value in the funds. The charge is equal, on an annual basis, to a percentage of the benefit base as of the date the charge is deducted. We may increase this charge, but the charge will never exceed 1.50%. We will deduct the charge quarterly in arrears while the feature remains in effect, commencing on the first quarter of your first contract year. Should you enter the settlement phase, apply your full contract value to an annuity option, cancel this feature or fully surrender your contract, the final charge for this feature will occur on the immediately preceding contract year quarter. Currently, the charge is as follows: MassMutual Lifetime Payment Plus – Single Life 0.60%; MassMutual Lifetime Payment Plus – Joint Life 0.85%.

Important GMWB Considerations.  This feature may not be appropriate for all contract owners. You should understand the GMWB completely before you elect this feature.

The GMWB does not in any way guarantee the performance of any of the investment choices available under this contract.

Postponing withdrawals may positively impact the benefit base as described in “MassMutual Lifetime Payment Plus – Credits to the Benefit Base.” However, if you postpone the taking of withdrawals, you may limit the value of this feature because your remaining life expectancy shortens as you age.

Excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by this feature. Excess withdrawals are those in excess of the Guaranteed Lifetime Withdrawal Amount or, if taken prior to the youngest covered person reaching age 60, excess withdrawals are those in excess of the Guaranteed Withdrawal Amount.

Because the charge for the GMWB is a percentage of the benefit base, an increase in the benefit base will result in an increase in the cost of the feature.

Please consult with a qualified financial professional when you are evaluating the GMWB and all other aspects of the contract.

MassMutual Lifetime Income Protector

Available to contracts issued on or after January 11, 2010, subject to state availability.

See sub-section “Cost of MassMutual Lifetime Income Protector” for detail about charges for this feature.

Changes to the contract owner(s) (or annuitant(s), if the owner is a non-natural person) may terminate MassMutual Lifetime Income Protector. Changes to the beneficiary may reduce the value of the benefit.

Excess withdrawals will reduce and may eliminate the value of the guarantees provided by this feature.

MassMutual Lifetime Income Protector.  MassMutual Lifetime Income Protector is an optional feature you can add to your Transitions Select contract for an additional charge. MassMutual Lifetime Income Protector provides that even if your contract value is reduced to zero you will receive a guaranteed minimum level of income for the life of the “covered person(s),” generally you or you and your spouse. Lifetime income is distributed through annual withdrawals from your contract value. If your contract value is reduced to zero lifetime income is distributed through settlement payments, provided the terms and conditions of the feature are met.

References to Age.  Age is as of the nearest birthday. For example, someone 75 years and 7 months old is considered to be 76. See “Age.”

Income Percentage.  The initial income percentage is based on the younger covered person’s age on the income start date. On any subsequent contract anniversary the income percentage will be increased if on that contract anniversary:

1)	your contract value (less any purchase payments made more than two years after your contract issue date) is greater than the income base; and

2)	the income percentage based on the age of the younger covered person is greater than your current income percentage. On any contract anniversary following the death of the younger covered person we will use the age of the surviving covered person.

The income percentage will never decline.

Single Life Version		Joint Life Version
Age	Income Percentage	Age	Income Percentage
60 – 64	4.0%	60 – 64	3.5%
65 – 69	4.5%	65 – 69	4.0%
70 – 74	5.0%	70 – 74	4.5%
75 – 79	5.5%	75 – 79	5.0%
80 – 84	6.0%	80 – 84	5.5%
85 and over	6.5%	85 and over	6.0%

Excess Withdrawals.  Excess withdrawals are defined as:

1)	any withdrawal prior to the income eligibility date including:

a)	amounts withdrawn under Internal Revenue Code (IRC) required minimum distribution (RMD) rules; and
b)	amounts withdrawn in accordance with the contract’s free withdrawal provision described in “Expenses – Free Withdrawals;” and

2)	the portion of any withdrawal on or after the income eligibility date that exceeds the current annual income amount. This includes any amount withdrawn in accordance with the contract’s free withdrawal provision that exceeds the current annual income amount.

Exception for RMDs. Any withdrawal taken on or after the income eligibility date to satisfy RMD rules which is in excess of the annual income amount will not be treated as an excess withdrawal provided the following conditions are met:

a)	it must be taken as part of our RMD program;

b)	the RMD amount must be calculated using only the assets held under this contract;

c)	the RMD must be for the current calendar year; and

d)	In any one contract year, RMD withdrawals for only a single calendar year can be taken.

We will not contact you before processing your request for an excess withdrawal. To determine your annual income amount contact your registered representative or call our Retirement Income Service Center at the number shown on page 1 of this prospectus.

How MassMutual Lifetime Income Protector Works

Once you elect MassMutual Lifetime Income Protector you can make two types of withdrawals from your contract value:

Withdrawals of the Annual Income Amount.  These withdrawals cannot begin before the income eligibility date. Once begun, these withdrawals continue until your contract value reduces to zero. If at that time the settlement phase begins we will provide annual settlement payments until death of the last surviving covered person. See “MassMutual Lifetime Income Protector – Settlement Phase.”

Excess withdrawals.  Excess withdrawals may be taken at any time. They will reduce, and may eliminate, the value of the guarantees provided by this feature.

Appendix I

Custom Allocation Choice Select

Only available with election of MassMutual Lifetime Income Protector

If you participate in Custom Allocation Choice Select you must allocate your purchase payments within the minimum and maximum range listed for the asset classes below.

Asset Class	Fixed Income Funds	Large Cap Value Funds	Large Cap Blend & Growth Funds	Mid Cap Value & Growth Funds	International & Global Funds
Range	40% to 60%	20% to 25%	20% to 25%	0% to 10%	0% to 10%

Following are the funds within each asset class that are available through Custom Allocation Choice Select

Fixed Income

MML Managed Bond Fund

Large Cap Value Funds

MML Equity Fund

MML Large Cap Value Fund

MML Equity Income Fund

Large Cap Blend/Growth Funds

MML Equity Index Fund

MML American Funds® Growth Fund

Mid Cap Value/Growth Funds

MML Mid Cap Value Fund

MML Mid Cap Growth Fund

International/Global Funds

MML Global Fund

Oppenheimer Global Securities Fund

MML American Funds® International Fund

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Appendix J

Custom Allocation Choice

For contracts applied for on or after May 1, 2009.

If you participate in Custom Allocation Choice you must allocate your purchase payments within the minimum and maximum range listed for the asset classes below.

Asset Class	Fixed Income Funds		Balanced & Large Cap Value Funds	Large Cap Blend & Growth Funds	Small/ Mid Cap Value Funds	Small/ Mid Cap Blend & Growth Funds	International/ Global Funds	Sector/ Specialty A Funds	Sector/ Specialty B Funds
	If GMAB* is elected.	If GMAB* is NOT elected.
Range	35% to 65%	0% to 65%	15% to 25%	15% to 25%	0% to 10%	0% to 10%	5% to 20%	0% to 5%	0% to 5%
*	Guaranteed Minimum Accumulation Benefit

Following are the funds within each asset class that are available through Custom Allocation Choice.

Fixed Income Funds	Small/Mid Cap Blend & Growth Funds
MML Inflation-Protected & Income Fund	MML Small Cap Equity Fund
MML Managed Bond Fund	MML Small Cap Index Fund
Oppenheimer Strategic Bond Fund/VA	MML Small Cap Growth Equity Fund
Balanced & Large Cap Value Funds	Oppenheimer MidCap Fund/VA
MML Blend Fund	MML Mid Cap Growth Fund
MML Asset Allocation Fund	International/Global Funds
MML Income & Growth Fund	MML American Funds ® International Fund
MML Large Cap Value Fund	MML Global Fund
MML Equity Fund	MML Foreign Fund
MML Equity Income Fund	Oppenheimer Global Securities Fund/VA
Large Cap Blend & Growth Funds	Oppenheimer International Growth Fund/VA
MML American Funds® Growth Fund	Sector/Specialty A Funds
MML Enhanced Index Core Equity Fund	MML China Fund
MML Growth & Income Fund	MML Strategic Emerging Markets Fund
MML Equity Index Fund	MML Emerging Growth Fund
Fidelity® VIP Contrafund® Portfolio	MML NASDAQ-100® Fund
Oppenheimer Main Street Fund/VA	AIM V.I. Global Health Care Fund
MML Large Cap Growth Fund	AIM V.I. Technology Fund
MML Concentrated Growth Fund	PIMCO Commodity Real Return Strategy Portfolio
MML Blue Chip Growth Fund	Sector/Specialty B Funds
Oppenheimer Capital Appreciation Fund/VA	AIM V.I. Financial Services Fund
Small/Mid Cap Value Funds	ING Clarion Global Real Estate Portfolio
MML Mid Cap Value Fund
MML Small/Mid Cap Value Fund
MML Small Company Value Fund

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